

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 10, 2008

Fred Bauer
Chairman and Principal Executive Officer
Gentex Corporation
600 North Centennial Street
Zeeland, Michigan 49464

Re: Gentex Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed February 27, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2008
File No. 000-10235

Dear Mr. Bauer:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Part II, page 17

Item 5. Market for the Registrant's Common Equity . . . ., page 17

1. In future filings, please provide a line graph containing the information required by Item 201(e) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

2. We note your disclosure on page 16 that the CEO and other members of management attend meetings of the Compensation Committee at the request of the Compensation Committee. In future filings, please discuss in reasonably complete detail the role of the CEO and other members of management in your compensation processes and any input these individuals provide during the crafting of compensation packages.

3. We note your disclosure on page 19 that you do not rely on specific performance targets. In addition, we note that you use a number of subjective criteria to evaluate the performance of your CEO and executive officers and determine their base pay, bonuses and stock-based compensation. In future filings, please revise your disclosure to clarify the manner in which qualitative inputs relating to individual and company performance are translated into objective pay determinations. Also, please discuss the specific items of corporate performance that you take into account in setting compensation policies and making compensation decisions.

Summary Compensation Table, page 23

4. In future filings, please disclose all assumptions made in the valuation of stock and option awards reported in the Summary Compensation Table, either in a footnote or by a reference in a footnote to a discussion of those assumptions in a specific part of your financial statements, footnotes to the financial statements or discussion in the Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief - Legal